EXHIBIT 99.1

Valneva to Present at Upcoming TD Cowen and Van Lanschot Kempen Healthcare Investor Conferences

Saint-Herblain (France), March 4, 2024 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced that its senior management will participate at upcoming investor conferences in the United States and Europe. CEO Thomas Lingelbach will present Valneva at the TD Cowen 44th Annual Health Care Conference, taking place March 4 - 6, 2024, in Boston, MA. Mr. Lingelbach and CFO Peter Bühler will also meet with institutional investors during the Van Lanschot Kempen Life Sciences Conference, held April 16 - 17, 2024, in Amsterdam, The Netherlands.

Management will discuss Valneva’s growing commercial business and pipeline of infectious disease vaccines. IXCHIQ®, Valneva’s third commercial product and the world’s first approved vaccine against chikungunya virus was recently recommended for use by the U.S. CDC Advisory Committee on Immunization Practices (ACIP)1 and is launching in 2024. The single-shot vaccine is also under regulatory review in Canada and Europe and was granted accelerated assessment by the European Medicine Agency’s Committee for Medicinal Products for Human Use (CHMP). A decision for both submissions is expected mid-2024. VLA15, the Company’s Lyme disease vaccine candidate, is currently in Phase 3 clinical development and partnered with Pfizer for this study and global commercialization. Recruitment completion for the study was announced in December 2023.

About IXCHIQ®
In the U.S., IXCHIQ® is a live-attenuated vaccine indicated for the prevention of disease caused by chikungunya virus (CHIKV) in individuals 18 years of age and older who are at increased risk of exposure to CHIKV. As for all products approved under FDA’s accelerated approval pathway, continued approval for this indication is contingent upon verification and description of clinical benefit in confirmatory studies.

Please click here for full Prescribing Information for IXCHIQ®.

About Valneva SE

We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.

We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines as well as certain third-party vaccines leveraging our established commercial infrastructure.

Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, as well as vaccine candidates against the Zika virus and other global public health threats.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP, Global Communications and European Investor Relations M +33 (0)6 4516 7099 communications@valneva.com	Joshua Drumm, Ph.D. VP, Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

1 U.S. CDC Advisory Committee (ACIP) Recommends Use of Valneva’s Single-Dose Chikungunya Vaccine IXCHIQ® - Valneva